# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 09/29/2025
Filed by CIK 0001858703
Persons authorized to receive notices and communications: Karen Hager, c/o Blue Owl Capital Holdings LP, 399 Park Avenue, Floor 37, New York, New York (NY), 10022, (212) 419-3045

## Reporting persons
- Blue Owl Capital Holdings LP (CIK 0001858703): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,603,447; shared voting power 0; sole dispositive power 2,603,447; shared dispositive power 0; aggregate amount beneficially owned 2,603,447 (36.32% of the class)
  Comment: The reported securities represent (i) 5,421 shares of Common Stock, (ii) 662,264 shares of Common Stock issuable upon exercise of Warrants (as defined in Item 4), and (iii) 1,935,762 shares of Common Stock issuable as Conversion Shares (as defined in Item 4).
  
  The percentage of class is calculated based upon 4,569,546 shares of Common Stock outstanding as of August 8, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 13, 2025, as increased by (i) 662,264 shares of Common Stock issuable upon exercise of the Warrants, and (ii) 1,935,762 shares of Common Stock issuable as Conversion Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D ("Statement" or "Schedule 13D") is filed by Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is 399 Park Avenue, Floor 37, New York, NY 10022
Present principal occupation or employment: The principal business of the Reporting Person is the investment and management of various client funds and accounts.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See response to row 6 on the cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Statement is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Term Loan - Warrant Shares and Conversion Shares

On June 12, 2025 (the "Signing Date"), the Issuer entered into an Amended and Restated Loan and Security Agreement with Katapult SPV-1 LLC ("Borrower"), Katapult Group, Inc ("Holdings"), Midtown Madison Management LLC ("Midtown Madison" and together with the Issuer, Borrower, and Holdings, the "Credit Parties") and the lenders party thereto (the "Lenders" and, such agreement, the "Refinancing Agreement"). The Refinancing Agreement provides for a term loan facility (the "Term Loan") in an initial principal amount of $32,654,469.23. The Term Loan matures on December 4, 2026.

New Warrants

As a condition to the Refinancing Agreement, the Issuer issued to the Funds (as defined in Item 5) pursuant to the Warrant to Purchase Common Stock, warrants ("New Warrants") to purchase an aggregate of 486,264 shares of Common Stock for an exercise price of $0.01 per share of Common Stock. The New Warrants became exercisable on September 29, 2025, and expire on June 12, 2032, if not earlier exercised in full.

Transferred Warrants

On July 21, 2025, Midtown Madison assigned and transferred to the Funds its right, title and interest in, warrants to acquire, pursuant to the Form of Warrant to Purchase Common Stock, an aggregate of 160,000 shares of Common Stock for an exercise price of $0.25 per share of Common Stock (the "Transferred Warrants", and together with the New Warrants, the "Warrants"). The Transferred Warrants, which expire on March 6, 2030, were granted to Midtown Madison in March 2023 in its capacity as agent in connection with the then-existing credit facility that subsequently was amended and restated pursuant to the Refinancing Agreement.

Conversion Shares

On or at any time after the earliest to occur of (i) June 30, 2026 or (ii) the occurrence of an Event of Default (as defined in the Refinancing Agreement) that is then continuing, the Funds have the right to convert up to 100% of the outstanding and unpaid advances constituting the Term Loan and/or all fees and interest thereon (the "Conversion Amount") into shares of Common Stock ("Conversion Shares"). The number of Conversion Shares issuable will be determined by dividing (x) the Conversion Amount by (y) the greater of (A) $2.00 per Conversion Share and (B) a price per Conversion Share that is based on the average of the volume-weighted average prices of the Common Stock for the 20 consecutive trading day period ending on the date of the notice of conversion, which may be subject to a discount to the extent such 20 day average is less than $15.

Pursuant to the Limited Waiver dated September 15, 2025 (the "First Limited Waiver") by and among the Credit Parties and Lenders, the Lenders waived until September 29, 2025, the Event of Default which occurred upon the Credit Parties' failure to maintain Minimum Trailing Three-Month Originations as required by the Refinancing Agreement.

On September 29, 2025, the Credit Parties and Lenders entered into a second Limited Waiver (the "Second Limited Waiver") to the Refinancing Agreement, in order to temporarily continue the waiver of the Existing Default (as defined in the Second Limited Waiver) until October 13, 2025. Notwithstanding such waiver, the Existing Default is deemed to have occurred and be continuing for purposes of the Conversion Rights (as defined in the Refinancing Agreement) and therefore, as of the date of this Statement, the Funds may acquire, and the Reporting Person may be deemed to beneficially own, 1,935,762 Conversion Shares.

The foregoing descriptions of the Refinancing Agreement, the Warrant to Purchase Common Stock, the Form of Warrant to Purchase Common Stock, the First Limited Waiver, and the Second Limited Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A, B, C, D and E, respectively, and are incorporated by reference herein.

The Reporting Person reserves the right, on behalf of the Funds, to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale or transfer of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might relate to or result in events enumerated in subsections (a)-(i) of Item 4 of Schedule 13D. The Reporting Person also retains the right, on behalf of the Funds, to change investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by the Funds in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(a).

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 4,569,546 shares of Common Stock outstanding as of August 8, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 13, 2025, as increased by (i) 662,264 shares of Common Stock issuable upon exercise of the Warrants, and (ii) 1,935,762 shares of Common Stock issuable as Conversion Shares.

The reported securities are held by various funds and accounts managed by the Reporting Person, including: Blue Owl Asset Income Fund IV LP, Blue Owl Asset Income Fund V LP, Blue Owl Asset Income Fund (Cayman) IV LP, Blue Owl Asset Income Fund (Cayman) V LP, Blue Owl Asset Special Opportunities Fund VII LP, Blue Owl Asset Special Opportunities Fund (Cayman) VII LP and ACM Alamosa (Cayman) Holdco LP (collectively, the "Funds").
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in Common Stock within last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Amended and Restated Loan and Security Agreement, dated as of June 12, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 13, 2025).

Exhibit B Warrant to Purchase Stock, dated as of March 6, 2023, issued by Katapult Holdings, Inc., to Midtown Madison Management LLC as holder (incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023).

Exhibit C Form of Warrant to Purchase Stock, dated as of June 12, 2025, issued by Katapult Holdings, Inc., to certain entities affiliated with Blue Owl Capital Inc. as holders (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 13, 2025).

Exhibit D Limited Waiver, dated as of September 15, 2025, by and among Katapult, SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2025.)

Exhibit E Limited Waiver, dated as of September 29, 2025, by and among Katapult, SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 29, 2025.)

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (10/06/2025)